UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission file number: 001-39721

NEOGAMES S.A.
(Translation of registrant’s name into English)

63-65, Rue De Merl,
L-2146 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 10, 2022, NeoGames S.A (NASDAQ: NGMS) issued a press release titled "NeoGames Announces Second Quarter 2022 Results". A copy of this press release is attached to this form 6-K as exhibit 99.1.

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) consolidated condensed consolidated balance sheets and (ii) consolidated condensed statement of comprehensive income included in the press release attached as Exhibit 99.1 to this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File Nos. File Nos. 333-251103 and 333-264467).

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 10, 2022, titled "NeoGames Announces Second Quarter 2022 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOGAMES S.A.

By:	/s/ Moti Malul
Name: Moti Malul
Title: Chief Executive Officer

Date: August 10, 2022